Sean T. Ricks

Sean is a mechanical engineer with diverse experience in human-centered product design and development, machine learning, and systems engineering. Sean has been published in numerous International Design & Engineering Journals, as well as MIT Press Journals. Sean received his Bachelor of Science in Mechanical Engineering (Magna Cum Laude) from Brigham Young University, and his Master of Science in Mechanical Engineering from the Massachusetts Institute of Technology.

Sean's master's work at MIT was funded by the Tata Center for Technology and Design where he contributed to research that addresses socio-technological issues in India. Sean conducted a case study on the Tata Swach water purifier, a product created to alleviate the clean water crisis that affects the country.

Experience

MITRE
Senior Systems Engineer
Feb 2017 – Present

Gyroscope Lab, LLC
Project Engineer
Gyroscope Lab, LLC
Oct 2015 – Feb 2017

Massachusetts Institute of Technology (MIT)
Research Assistant, Tata Fellow
Massachusetts Institute of Technology (MIT)
Aug 2013 – Jun 2015

US Synthetic
Automation Technician
US Synthetic
Oct 2011 – Jul 2013